Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated March 9, 2012

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-4 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.175	$
Proceeds, before expenses, to BAC	$9.825	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $0.125 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.825 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, settlement date, maturity date, or the Observation Date will occur is subject to change.

Merrill Lynch & Co.
March , 2012

Units

Strategic Accelerated Redemption Securities®

Linked to the Crude Oil Futures Contract,

due April     , 2013

$10 principal amount per unit

Term Sheet No.

Pricing Date* March     , 2012 Settlement Date* March     , 2012 Maturity Date* April     , 2013 CUSIP No.

Strategic Accelerated Redemption Securities®

The notes have a maturity of approximately 13 months

The notes will be called at $10 per unit plus a Call Premium of between 15% and 19% if the price of the Crude Oil Futures Contract on the Observation Date is equal to or greater than 100% of its Starting Value

1-to-1 downside exposure to decreases in the price of the Crude Oil Futures Contract

Payments on the notes are subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Enhanced Return

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Summary

The Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April     , 2013 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes have only one Observation Date, which will occur approximately 13 months after the pricing date. The notes provide for an automatic call if the Observation Level of the Crude Oil Futures Contract (as defined and described below) on the Observation Date is equal to or greater than the Call Level. If the notes are called on the Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the Call Premium. The Call Settlement Date for the Observation Date will be the maturity date. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will be less than the Original Offering Price per unit and will be based on the percentage decrease in the price of the Crude Oil Futures Contract from the Starting Value to the Ending Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 13 months
Market Measure:

The front-month light sweet crude oil futures contract traded on the New York Mercantile Exchange (the “Crude Oil Futures Contract”) (Bloomberg symbol: “CL1 <Cmdty>”). The Crude Oil Futures Contract that will be used to determine the Starting Value will be the contract scheduled for delivery in April 2012 or May 2012 and the Crude Oil Futures Contract that will be used to determine the Ending Value will be the contract scheduled for delivery in April 2013 or May 2013, subject to adjustment in each case depending on when the pricing date and the Observation Date occur. The Crude Oil Futures Contract is more fully described on page TS-7 of this term sheet.

Starting Value:

The official settlement price of the Crude Oil Contract on the New York Mercantile Exchange (the “NYMEX”), as reported on Bloomberg L.P., on the pricing date. If a Market Disruption Event (as defined on page TS-6) occurs on the pricing date, the Starting Value will be determined as described beginning on page S-27 of product supplement STR-2 (the provisions applicable to a commodity-based index will apply to the Market Measure).

Ending Value:	The Observation Level
Observation Level:

The official settlement price of the Crude Oil Contract on the NYMEX, as reported on Bloomberg L.P., on the Observation Date. If it is determined that the scheduled Observation Date is not a Market Measure Business Day (as defined on page TS-6), or if a Market Disruption Event occurs on the scheduled Observation Date, the Observation Level will be determined as more fully described beginning on page S-31 of product supplement STR-2.

Observation Date:	April , 2013
Call Level:	100% of the Starting Value
Call Amount (per Unit):	$11.50 - $11.90. The actual Call Amount will be determined on the pricing date.
Call Premium:	15% - 19% of the Original Offering Price. The actual Call Premium will be determined on the pricing date.
Call Settlement Date:	The maturity date
Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Calculation Agent:	MLPF&S, a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-6.

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit, which is equal to the Original Offering Price per unit plus the Call Premium.

Payment at Maturity:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

You will receive per unit:

$10 +	[	$10 ×	(	Ending Value – Threshold Value	)	]
Starting Value

In this case, because the Threshold Value of the notes is equal to the Starting Value, you will receive a Redemption Amount that is less, and possibly significantly less, than the Original Offering Price per unit.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Hypothetical Payments

Set forth below are three hypothetical examples of payment calculations (rounded to two decimal places). These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value and Threshold Value, Call Level, Observation Level, Call Premium, and term of your investment. These hypothetical examples are based on:

1) a Starting Value and Threshold Value of 100.00;

2) a Call Level of 100.00, or 100% of the Starting Value;

3) a term of the notes of approximately 13 months;

4) a Call Premium of 17% of the Original Offering Price per unit, the midpoint of the Call Premium range of 15% to 19%; and

5) an Observation Date occurring approximately 13 months after the pricing date.

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Crude Oil Futures Contract. For recent actual values of the Crude Oil Futures Contract, see “The Crude Oil Futures Contract” section below, beginning on page TS-7.

Notes Are Called on the Observation Date

The notes will be called at $10.00 plus the Call Premium on the Observation Date if the Observation Level is equal to or greater than the Call Level.

Example 1 — The Observation Level on the Observation Date is 121.17. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.70, or $11.70 per unit.

Notes Are Not Called on the Observation Date

Example 2 — The notes are not called on the Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit. For example, if the Ending Value is 85.00, the Redemption Amount will be:

$10 +	[	$10 ×	(85.00 – 100.00)	]	= $8.50 per unit
100.00

Summary of the Hypothetical Examples
	Notes Are Called on the Observation Date	Notes Are Not Called on the Observation Date
	Example 1	Example 2
Starting Value	100.00	100.00
Call Level	100.00	100.00
Threshold Value	100.00	100.00
Observation Level/Ending Value	121.17	85.00
Return of the Crude Oil Futures Contract	21.17%	-15.00%
Return of the Notes	17.00%	-15.00%
Redemption Amount per Unit	$11.70	$8.50

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity

▪	Your investment return may be less than the return on a comparable investment directly in the Crude Oil Futures Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the price of the Crude Oil Futures Contract.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes described on page TS-6.The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The amount that you receive at maturity will not be affected by all developments relating to the Crude Oil Futures Contract.

▪	Ownership of the notes will not entitle you to any rights with respect to crude oil or any related futures contracts.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	The price of the Crude Oil Futures Contract may change unpredictably, affecting the value of the notes in unforeseeable ways.

▪	Suspensions or disruptions of trading in crude oil and related futures contracts may adversely affect the value of the notes

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Trading by us and our affiliates in related futures and options contracts may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Material U.S. Federal Income Tax Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Risk Factors

The price movements in the Crude Oil Futures Contract may not correlate with changes in light sweet crude oil’s spot price.

The Crude Oil Futures Contract is a futures contract for light sweet crude oil that trades on the New York Mercantile Exchange (“NYMEX”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Crude Oil Futures Contract and not to the spot price of light sweet crude oil, and an investment in the notes is not the same as buying and holding light sweet crude oil. While price movements in the Crude Oil Futures Contract may correlate with changes in light sweet crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for light sweet crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of light sweet crude oil may not result in an increase in the price of the Crude Oil Futures Contract. The Crude Oil Futures Contract price may decrease while the spot price for light sweet crude oil remains stable or increases, or does not decrease to the same extent.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Crude Oil Futures Contract.

The price movements in the Crude Oil Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for crude oil that have more distant delivery dates than the Crude Oil Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Crude Oil Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

The notes include the risk of a concentrated position in a single commodity.

The notes are linked to a single exchange-traded physical commodity underlying the Crude Oil Futures Contract, light sweet crude oil. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decrease in the value of light sweet crude oil may adversely affect the price of the Crude Oil Futures Contract and the value of the notes. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of light sweet crude oil. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind, or geothermal energy and hybrid and electric automobiles, could reduce the demand for light sweet crude oil and result in lower prices. As a result of any of these events, the value of the notes could decrease.

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Crude Oil Futures Contract. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of light sweet crude oil and the Crude Oil Futures Contract increases or decreases, the value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the Crude Oil Futures Contract. Additionally, the development of substitute products for oil could adversely affect the value of the Crude Oil Futures Contract and the value of the notes.

The policies of NYMEX are subject to change, in a manner which may reduce the value of the notes.

The policies of the NYMEX concerning the manner in which the price of light sweet crude oil is calculated may change in the future. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the Crude Oil Futures Contract. Any such actions could affect the price of the Crude Oil Futures Contract, and therefore, the value of the notes.

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the price of the Crude Oil Futures Contract will be equal to or greater than the Call Level on the Observation Date and you seek a return at maturity equal to the Call Premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, if the notes are called, regardless of the performance of the Crude Oil Futures Contract from the Starting Value to the Observation Level.

▪	You are willing to accept that the notes may not be called, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price of the Crude Oil Futures Contract decreases below the Threshold Value on the Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the price of the Crude Oil Futures Contract with no expectation of the benefits of owning the Crude Oil Futures Contract or any related futures contracts.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the price of the Crude Oil Futures Contract will be less than the Call Level on the Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with benefits of owning the Crude Oil Futures Contract or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Other Terms of the Notes

The definition of “trading day” below supersede and replace the definition of “Market Measure Business Day” and “Market Disruption Event” set forth in product supplement STR-2.

A “Market Measure Business Day” means a day on which the official settlement price of the Crude Oil Futures Contract or any successor thereto is determined and published

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Crude Oil Futures Contract;

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Crude Oil Futures Contract, which are traded on any major U.S. exchange;

(C)	the failure on any day of NYMEX to publish the official daily settlement price for that day for the Crude Oil Futures Contract; or

(D)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(B)	a suspension in trading on NYMEX (without taking into account any extended or afterhours trading session), in the Crude Oil Futures Contract, by reason of a price change reflecting the maximum or minimum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

(C)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-10 and “Use of Proceeds” on page S-23 in product supplement STR-2.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

The Crude Oil Futures Contract

We have derived all information regarding the Crude Oil Futures Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. The consequences of NYMEX discontinuing trading in the Crude Oil Futures Contract are discussed in the section of product supplement STR-2 beginning on page S-37 entitled “Description of the Notes—Discontinuance of a Market Measure.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation or dissemination of information relating to the Crude Oil Futures Contract.

The Futures Market

An exchange-traded futures contract, such as the Crude Oil Futures Contract, provides for the future purchase and sale of a specified type and quantity of a commodity at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The New York Mercantile Exchange

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and one of four “Designated Contract Markets” (each, a self regulatory exchange) comprising the CME Group Inc. (the “CME Group”). It offers futures contracts and options on futures contracts based on energy and metals commodities and clearing services for privately negotiated energy transactions. NYMEX uses an open outcry trading facility during the day and has an electronic trading system after hours. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by crude oil futures contracts in 1983 and unleaded gasoline futures contracts in 1984. In August 2008, NYMEX was acquired by CME Group.

NYMEX members include individual traders, as well as most of the world’s largest banks, hedge funds, and brokerage and investment houses. Members can execute trades for their own accounts, for clearing firm accounts, for the accounts of other members, or for the accounts of customers of clearing firms. NYMEX memberships can be bought, sold, and leased. Applicants for membership must meet certain business integrity and financial requirements. They must also comply with the provisions of the Commodity Exchange Act and the rules and regulations issued by the CFTC, and register with the National Futures Association either as a floor trader or floor broker if they intend to access the trading floors. NYMEX’s board of directors adopts rules and regulations governing the trading on the exchange, as well as to maintain appropriate business conduct and to provide protection to the public in its dealings with NYMEX and its members.

The Crude Oil Futures Contract

The Crude Oil Futures Contract is the front-month light sweet crude oil futures contract traded on NYMEX. The Crude Oil Futures Contract trades in units of 1,000 U.S. barrels (42,000 gallons), and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oil. The Crude Oil Futures Contract is published by Bloomberg under the symbol CL1 <Cmdty>.

A front-month contract is the unexpired contract next scheduled for delivery. Because trading terminates, and a Crude Oil Futures Contract for a particular month expires, on the Last Trading Day (as defined below), typically, the front-month contract is a futures contract that specifies a delivery date for a commodity that is in the first or second month following the current date.

For example, the Last Trading Day for the Crude Oil Futures Contract specifying delivery in December 2011 was November 18, 2011. Consequently, as of November 18, 2011, the front-month light sweet crude oil futures contract was a contract specifying delivery of light sweet crude oil in December 2011. In contrast, as of November 22, 2011, the front-month light sweet crude oil futures contract was a contract specifying a delivery of light sweet crude oil in January 2012.

The following summarizes selected specifications relating to the Crude Oil Futures Contract:

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: On each trading day, NYMEX imposes a price fluctuation limit for the Crude Oil Futures Contract of $10.00 per barrel above or below the previous day’s official settlement price. If the Crude Oil Futures Contract is traded, bid, or offered at the upper or lower price fluctuation limit, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction (that is, $20.00 above and below the previous day’s official settlement price). If another halt is triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. However, on each NYMEX trading day, regardless of any prior action concerning price fluctuation limits during the trading session, there are no price fluctuation limits with respect to the Crude Oil Futures Contract commencing 60 minutes before the close of the regular trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the last business day preceding the 25th calendar day. For example, trading for the December 2011 futures contract, which was a contract for delivery of light sweet crude oil in December 2011, ended on November 18, 2011.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Historical Data on the Crude Oil Futures Contract

The following graph shows the monthly historical performance of the Crude Oil Futures Contract in the period from January 2007 through February 2012. We obtained this historical data from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg L.P. On March 5, 2012, the official settlement price of the Crude Oil Futures Contract was 106.72.

This historical data on the Crude Oil Futures Contract is not necessarily indicative of the future performance of the Crude Oil Futures Contract or what the value of the notes may be. Any historical upward or downward trend in the price of the Crude Oil Futures Contract during any period set forth above is not an indication that the price of the Crude Oil Futures Contract is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Crude Oil Futures Contract.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Crude Oil Futures Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the price of the Crude Oil Futures Contract.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss.

Material U.S. Federal Income Tax Considerations

Set forth below is a summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Crude Oil Futures Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the price of the Crude Oil Futures Contract. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Crude Oil Futures Contract for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. For example, it is possible that the IRS could assert that Section 1256 of the Internal Revenue Code of 1986, as amended (“the Code”) applies to the notes in which case gain or loss recognized by a U.S. Holder would be treated as 60% long-term and 40% short-term capital gain or loss and in which case a U.S. Holder would be required to mark the notes to market (thereby recognizing gain or loss as if the notes had been sold for their fair market value) at the end of the U.S. Holder’s taxable year. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Crude Oil Futures Contract for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Strategic Accelerated Redemption Securities®	TS-10

Strategic Accelerated Redemption Securities® Linked to the Crude Oil Futures Contract, due April , 2013

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

Strategic Accelerated Redemption Securities®	TS-11